Andre Zeitoun

Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012

212.226.4241

azeitoun@appliedminerals.com

By EDGAR Transmission

October 11, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Attn: John Reynolds and Ruariri Regan

Re: Acceleration Request

Applied Minerals, Inc.

Registration Statement on Form S-1

File No. 333-213752

Ladies and Gentlemen

In accordance with Rule 461 under the Securities Act, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Post Effective Amendment to become effective on October 15, 2016 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andre Zeitoun

Andre Zeitoun, Chief Executive Officer